UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

City of Buenos Aires, September 14, 2010

Messrs.

ARGENTINE SECURITIES COMMISSION

25 de Mayo 175 (CP 1002)

City of Buenos Aires, Argentina

Re.: Relevant Event – Section 2, Chapter XXI, Book 6 of the Regulations issued by the Argentine Securities Commission (“CNV”)

Ladies and Gentlemen,

            I address the CNV in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company” or “Pampa”), in compliance with Section 2, Chapter XXI, Book 6 of the CNV’s Regulations.

In such regard, this is to give notice to you that on the date hereof the Company has been notified of CNV’s Resolution No. 16,403 which authorized the stock capital reduction and partial public offering cancellation in respect of 211,883,347 common, registered, non-endorsable shares of $1 (one peso) par value each and entitled to one vote per share held in the Company’s treasury, which had been approved by the General Extraordinary Shareholders’ Meeting dated April 23, 2010.  Consequently, Pampa’s current stock capital admitted for public offering amounts to $1,314,310,895 represented by 1,314,310,895 common, registered, non-endorsable shares of $1 (one peso) par value each and entitled to 1 (one) vote per share.

Sincerely yours,

______________________________ Romina Benvenuti Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.